
04046971

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Multiemedia's Next Step to NASDAQ

Wednesday 8 December 2004

The Director's of Multiemedia are pleased to announce its Level One American Depository Receipt (ADR) Program was declared effective on the US Securities and Exchange Commission on 6 December 2004. The Bank of New York has been appointed depository bank for the Program.

As part of its strategy to expand its worldwide network and to access the US Institutional and Retail shareholder base, Multiemedia secured sponsorship from the Bank of New York to establish the ADR Program in February 2004.

Multiemedia Founder/CEO Adrian Ballintine said "today's announcement marks the commencement of trading in our ADR's in the US Over The Counter market and is a substantial step forward in achieving our ultimate intention of trading on the NASDAQ Exchange."

A Level Two Program will be undertaken which includes compliance with US GAAP accounting standards and SEC disclosure to secure the NASDAQ listing.

ADR DETAILS
Symbol: MLTEY
CUSIP: 625439104
Exchange: OTC
Ratio: 1:100
Country: Australia
Industry: Communications Tech.
Depositary: BNY (Sponsored)
Effective Date: 6 Dec 2004
Underlying SEDOL: 6147978
Underlying ISIN: AU000000MUL3
U.S. ISIN: US6254391047

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

ABOUT ADR'S

ADR's are commonly used to facilitate US investment in foreign companies not listed in the USA. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depository's local custodian bank, which then instructs the depository bank, The Bank of New York, to issue Depository Receipts. Depository Receipts may trade freely, just like any other security in the US over-the-counter (OTC) market.

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

For additional information please contact:

Shareholder enquiries
Mr Stephen Batten, Company Secretary on (03) 9674 4644, or
by email at shareholder@multiemedia.com

Media enquiries
Mr James Kellett, Director of Marketing on (03) 9674 4644